SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------
                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )1

                               MedCath Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58404W 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 23, 2001
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)









--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 58404W 10 9                                Page 2 of 8 Pages

---------------------------------------------------------------------
1)   Name of Reporting Person                   Welsh, Carson,
     I.R.S. Identification                      Anderson & Stowe
     No. of Above Person                          VII,  L.P.
     (Entities Only)
---------------------------------------------------------------------
2)   Check the Appropriate Box                     (a) [ X ]
     if a Member of a Group                        (b) [   ]
---------------------------------------------------------------------
3)   SEC Use Only
---------------------------------------------------------------------
4)   Citizenship or Place                          Delaware
     of Organization
---------------------------------------------------------------------
Number of                     5)   Sole Voting     5,071,867 shares
Shares Beneficially                Power           of Common Stock
Owned by Each
Reporting Person
With:
                              -------------------------------------------
                              6)   Shared Voting
                                   Power                   -0-
                              -------------------------------------------
                              7)   Sole Disposi-   5,071,867 shares of
                                   tive Power      Common Stock
                              -------------------------------------------
                              8)   Shared Dis-
                                   positive Power          -0-
                              -------------------------------------------

9)   Aggregate Amount Beneficially                 5,071,867 shares of
     Owned by Each Reporting Person                Common Stock
---------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
---------------------------------------------------------------------
11)  Percent of Class
     Represented by                                28.2%
     Amount in Row (9)
---------------------------------------------------------------------
12)  Type of Reporting
     Person                                                PN

CUSIP No. 58404W 10 9                                      Page 3 of 8 Pages
---------------------------------------------------------------------
1)   Name of Reporting Person                   WCAS Healthcare
     I.R.S. Identification                      Partners, L.P.
     No. of Above Person
     (Entities Only)
---------------------------------------------------------------------
2)   Check the Appropriate Box                     (a) [ X ]
     if a Member of a Group                        (b) [   ]
---------------------------------------------------------------------
3)   SEC Use Only
---------------------------------------------------------------------
4)   Citizenship or Place                          Delaware
     of Organization
---------------------------------------------------------------------
Number of                     5)   Sole Voting     52,632 shares
Shares Beneficially                Power           of Common Stock
Owned by Each
Reporting Person
With:
                              -------------------------------------------
                              6)   Shared Voting
                                   Power                   -0-
                              -------------------------------------------
                              7)   Sole Disposi-   52,632 shares of
                                   tive Power      Common Stock
                              -------------------------------------------
                              8)   Shared Dis-
                                   positive Power          -0-
                              -------------------------------------------

9)   Aggregate Amount Beneficially                 52,632 shares of
     Owned by Each Reporting Person                Common Stock
---------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
---------------------------------------------------------------------
11)  Percent of Class
     Represented by                                0.3%
     Amount in Row (9)
---------------------------------------------------------------------
12)  Type of Reporting
     Person                                                PN

CUSIP No. 58404W 10 9                                        Page 4 of 8 Pages



                                  Schedule 13G
                                  ------------

Item 1(a) -  Name of Issuer: MedCath Corporation

Item 1(b) -  Address of Issuer's Principal Executive Offices:

                   10720 Sikes Place, Suite 300
                   Charlotte, North Carolina 28277

Item 2(a) -  Name of Person Filing:

                   This statement is being filed by Welsh, Carson, Anderson & Stowe VII, L.P., a Delaware limited partnership ("WCAS VII"), and WCAS Healthcare Partners, L.P., a Delaware limited partnership ("WCAS HP").

Item 2(b) -  Address of Principal Business Office:

                   320 Park Avenue, Suite 2500
                   New York, New York 10022

Item 2(c) - Place of Organization:

                   WCAS VII:  Delaware
                   WCAS HP:  Delaware

Item 2(d) - Title of Class of Securities:

                   Common Stock, $.01 par value

Item 2(e) - CUSIP Number:

                   58404W 10 9

Item 3 -           Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                   Not applicable.

Item 4 -           Ownership.

                   (a)   Amount Beneficially Owned:

                   WCAS VII: 5,071,867 shares of Common Stock
                     WCAS HP: 52,632 shares of Common Stock

                   (b)   Percent of Class:

                   WCAS VII: 28.2%
                   WCAS HP: 0.3%

CUSIP No. 58404W 10 9                                        Page 5 of 8 Pages

                   (c)   Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote:

                   WCAS VII: 5,071,867 shares of Common Stock
                     WCAS HP: 52,632 shares of Common Stock

                   (ii)  shared power to vote or to direct the vote:  -0-

                   (iii) sole power to dispose or to direct the disposition of:

                   WCAS VII: 5,071,867 shares of Common Stock
                     WCAS HP: 52,632 shares of Common Stock

                   (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -           Ownership of Five Percent or Less of a Class:

                   Not applicable.

Item 6 -           Ownership of More than Five Percent on Behalf of Another
                   Person:

                   Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                   Company:

                   Not applicable.

Item 8 -           Identification and Classification of Members of the Group:

                   See Exhibit 2.

Item 9 -           Notice of Dissolution of Group:

                   Not applicable.

Item 10 -          Certification:

                   Not applicable.

CUSIP No. 58404W 10 9                                        Page 6 of 8 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                      By:  WCAS VII Partners, L.P., General
                                     Partner


                                      By   /s/ Jonathan M. Rather
                                        --------------------------------------
                                           General Partner


                                      WCAS HEALTHCARE PARTNERS, L.P.
                                      By:  WCAS HP Partners, General Partner


                                      By /s/ Jonathan M. Rather
                                        -------------------------------------
                                               Attorney-in-Fact




Date: January 10, 2002

CUSIP No. 58404W 10 9                                          Page 7 of 8 Pages


                                                                       EXHIBIT 1

                                  AGREEMENT OF
                    WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                       AND
                         WCAS HEALTHCARE PARTNERS, L.P.
                            PURSUANT TO RULE 13d-1(k)
                            -------------------------


          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                      WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                      By:  WCAS VII Partners, L.P., General
                                     Partner


                                      By   /s/ Jonathan M. Rather
                                        --------------------------------------
                                           General Partner


                                      WCAS HEALTHCARE PARTNERS, L.P.
                                      By:  WCAS HP Partners, General Partner


                                      By /s/ Jonathan M. Rather
                                        -------------------------------------
                                               Attorney-in-Fact




Date: January 10, 2002

CUSIP No. 58404W 10 9                                          Page 8 of 8 Pages
                                                                       EXHIBIT 2

                        Identification and Classification
                             of Members of the Group
                        ---------------------------------

          Welsh, Carson, Anderson & Stowe VII, L.P.and WCAS Healthcare Partners, L.P. are filing this statement on Schedule 13G as a group.

          Welsh, Carson, Anderson & Stowe VII, L.P. is a Delaware limited partnership. Its sole general partner is WCAS VII Partners, L.P., a Delaware limited partnership.

          WCAS Healthcare Partners, L.P. is a Delaware limited partnership. Its sole general partner is WCAS HP Partners, a Delaware general partnership.